FRANKLIN TEMPLETON FUND ALLOCATOR SERIES

One Franklin Parkway

San Mateo, CA 94403-1906

Tel 650.312.2000

June 27, 2013

Filed Via EDGAR (CIK #0000795402)

Ms. Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Templeton Fund Allocator Series (the “Registrant”)

(File Nos. 333-13601, 811-07851)

Dear Ms. Rossotto:

On behalf of the above-referenced Registrant, submitted herewith under the EDGAR system, please find described below the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Bruce Bohan on May 31, 2013 with regard to Amendment No.34 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), filed with the Commission on April 16, 2013 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”) in order to register the Franklin LifeSmart™ 2020 Retirement Target Fund, Franklin LifeSmart™ 2030 Retirement Target Fund, Franklin LifeSmart™ 2040 Retirement Target Fund, and Franklin LifeSmart™ 2050 Retirement Target Fund.

 Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Amendment.

PROSPECTUS COMMENTS:

1.         Comment:  For each Fund, please state the figures listed on the “Fee waiver and/or expense reimbursement” line in the “Fees and Expenses” table as positive numbers.

Response:  The presentation of the fee waiver and expense limitation figures for our various funds has not been previously commented on by the Commission Staff. As the change will impact all funds in the fund complex, this “global” change is under review.

2.         Comment:  The first sentence in Footnote 4 to each fee table should be revised to remove the parenthetical “(other than certain non-routine expenses)” and add this concept to the first parenthetical. Also, the fee waiver and expense reimbursement arrangement must be in place for at least a 12-month period.

Response:  The first sentence in Footnote 4 has been revised to read: “Management has contractually agreed to waive or assume certain fees and expenses so that expenses (excluding Rule 12b-1 fees, acquired fund fees and expenses, and certain non-routine expenses) for each class of the Fund do not exceed (and could be less than) 0.05%, until December 31, 2014.”

U.S. Securities and Exchange Commission

June 27, 2013

3.         Comment:  If exposure to emerging markets is a principal risk of each Fund, please include a reference to such exposure in the “Principal Investment Strategies” section in the summary prospectus.

Response:  The “Principal Investment Strategies” section in each summary prospectus has been revised accordingly.

4.         Comment:  To the extent that a Fund’s exposure to underlying funds with sector or regional focus constitutes a principal risk, please note such exposure in the “Principal Investment Strategies” in the summary prospectus.

Response:  The Registrant has reviewed the proposed investments in the underlying funds, and has determined that each Fund’s exposure to sector or regional focus does not constitute a principal risk.

5.         Comment:  In the “Fund Details -Principal Investment Strategies” section, please indicate that the Funds may invest in ETFs since exposure to these funds is indicated as a principal risk.

Response:  The second paragraph of “Principal Investment Strategies” section indicates that: “A small portion of each Fund’s assets may be invested in exchange traded funds (ETFs).”

SAI COMMENTS:

1.         Comment:  In each SAI under “Fundamental Investment Policies,” please add a description of what is permitted under the 1940 Act for borrowing and issuing senior securities.  This is not a change to the language of the investment policy.

Response:  In the lead-in paragraph to “Fundamental Investment Policies,” we have included cross-references to the sections that describe what is permitted under the 1940 Act for borrowing and issuing senior securities.

2.         Comment:  In the section entitled “Policies and Procedures Regarding the Release of Portfolio Holdings,” please describe how you address conflicts between the adviser (and its affiliates) and Fund shareholders regarding portfolio holdings.

Response:  The Registrant believes that the policies summarized in the section of the SAI titled “Disclosure of Portfolio Holdings- Policies and Procedures Regarding the Release of Portfolio Holdings” adequately address the requirements of Form N-1A Item 16(f)(1)(vi).

3.         Comment:  Under “Portfolio Managers,” each SAI notes that the advisory fees for other products and accounts may include performance based compensation.  Please include performance based compensation in the chart.

Response:  The portfolio managers listed in the chart do not receive performance based compensation for their other accounts managed.  We have revised the “form” language following the chart regarding the compensation of portfolio managers to make clear that none of portfolio managers of these Funds receives performance based fees.

U.S. Securities and Exchange Commission

June 27, 2013

Please do not hesitate to contact Bruce Bohan at 650.312.3504 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Karen L. Skidmore

Karen L. Skidmore

Vice President